Securities and Exchange Commission,
                             Washington, D.C. 20549

                                 Schedule 13D/A

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 4)

                             TUTOGEN MEDICAL, INC.
                                (Name of Issuer)

                                  Common Stock
                        (Title of Class of Securities)

                                  901 107 10 2
                                 (CUSIP Number)

                     Thomas W. Pauken, Liquidating Trustee
                  Capital Partners II, Ltd. Liquidating Trust
              (successor to Renaissance Capital Partners II, Ltd.)
                        5646 Milton Street, Suite 900
                             Dallas, Texas 75206
                               (214) 378-9340
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                              December 19, 2002
           (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 901 107 10 2

(1)   Names of reporting persons
      I.R.S. Identification Nos. of above persons (entities only)

      Capital Partners II, Ltd. Liquidating Trust    75-6590369

(2)   Check the appropriate box if a member of a group

      [ ]

(3)   SEC use only


(4)   Source of funds

      OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

      [ ]

(6)   Citizenship or place of organization

      Texas


      Number of shares beneficially owned by each reporting person with:
(7)   Sole voting power

      3,674,061

(8)   Shared voting power

      0

(9)   Sole dispositive power

      3,674,061

(10)  Shared dispositive power

      0

(11)  Aggregate amount beneficially owned by each reporting person

      3,674,061

(12)  Check if the aggregate amount in Row (11) excludes certain shares

      [ ]

(13)  Percent of class represented by amount in Row (11)

      24.24 %

(14)  Type of reporting person

      OO


Item 1.  Security and Issuer

  The Schedule 13D filed by Renaissance Capital Partners II, Ltd. on February 10, 1999 with respect to securities of Tutogen Medical, Inc., as amended by Amendments No. 1, No. 2 and No. 3, is hereby further amended as set forth in this Amendment No. 4. Except as amended herein, the disclosure contained in the original Schedule 13D, as amended, remains in effect. Capitalized terms used but not defined herein shall have the meanings ascribed in the original
Schedule 13D.


Item 3.  Source and Amount of Funds or Other Consideration

  These Amendment No. 4 does not report the acquisition of any additional securities.


Item 4.  Purpose of Transaction

  The Trust was organized for the purpose of conducting an orderly liquidation of the assets of Renaissance Capital Partners II, Ltd. and had an initial term of two years, ending on November 17, 2002.

  As previously reported, the Trustee extended the term of the Trust for one year, until November 17, 2003, and he also permitted the beneficiaries of the Trust to withdraw from the Trust during a period ending on December 19, 2002 and have distributed to them their pro rate shares of Tutogen common stock then held by the Trust.

  As a result of the elections made by beneficiaries, the Trust is in the process of distributing 4,230,847 shares of Tutogen common stock, representing the pro rata interests of beneficiaries who elected to withdraw from the Trust. One of the withdrawing beneficiaries, Centerpulse USA Holding Co., was the owner of 50% of all the outstanding Trust units and will receive 3,958,454 shares of Tutogen common stock from the Trust. 278,393 shares will be issued to other beneficiaries who elected to withdraw from the Trust. The Trust continues to own 3,674,061 shares of Tutogen common stock after deducting all of the shares being distributed to withdrawing beneficiaries.



Item 7.  Material to be Filed as Exhibits.

  None.



                                     Signature

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 23, 2002                 CAPITAL PARTNERS II, LTD.
                                        LIQUIDATING TRUST



                                         By ____/s/______________
                                            Thomas W. Pauken
                                            Liquidating Trustee